[redacted]

VH 3-18-04

AM 3/16/2004 **

SECURI[...] 04015954 [...]MISSION

| OMB APPROVAL |
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| OMB Number: 3235-0123 |
| Expires: October 31, 2004 |
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SEC MAIL PROCESSING SECTION RECEIVED MAR 0 1 2004 WASH. DC 155

| SEC FILE NUMBER |
|---|
| 8-2595[redacted] |

# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

## FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING January 1, 2003 (MM/DD/YY) AND ENDING December 31, 2003 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:

Lazard Frères & Co. LLC and subsidiaries

[redacted]

| OFFICIAL USE ONLY |
|---|
| FIRM ID. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

Thirty Rockefeller Plaza
(No. and Street)

| New York | New York | 10020 |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Matthew J. Davis — 212-632-6611
(Area Code - Telephone No.)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name - if individual, state last, first, middle name)

| Two World Financial Center | New York | New York | 10281-1414 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

**CHECK ONE:**

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 23 2004
THOMSON FINANCIAL

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2) SEC 1410(6-02).*

K 3/22

AFFIRMATION

We, Michael J. Castellano and Gerald B. Mazzari, affirm that, to the best of our knowledge and belief, the accompanying consolidated financial statements and unconsolidated supplemental schedules pertaining to Lazard Frères & Co. LLC and subsidiaries (the "Company") for the year ended December 31, 2003 are true and correct and such consolidated financial statements and unconsolidated supplemental schedules will be made available promptly to all members and allied members of the New York Stock Exchange, Inc. in our organization. We further affirm that neither the Company nor any officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

SECURITY ACCOUNT OF AN OFFICER IS CLASSIFIED AS THAT OF A CUSTOMER (DEBITS $0, CREDITS $0)

February 26, 2004

Michael J. Castellano — Date
Chief Financial Officer

February 26, 2004

Gerald B. Mazzari — Date
Chief Operating Officer

Subscribed and sworn
to before me this 26th
day of February 2004

JENNIE LEUNG
NOTARY PUBLIC, State of New York
No. 01LE6020761
Qualified in Queens County
Commission Expires March 1, 20 07

LAZARD FRÈRES & CO. LLC
(S.E.C. I.D. No. 8-2595BD)

CONSOLIDATED STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2003
AND INDEPENDENT AUDITORS' REPORT
AND
SUPPLEMENTAL REPORT ON INTERNAL CONTROL

*********

Filed in accordance with Rule 17a-5(e)(3)
under the Securities Exchange Act of 1934
as a PUBLIC DOCUMENT.

Deloitte & Touche LLP
Two World Financial Center
New York, NY 10281-1414
USA
Tel: +1 212 436 2000
Fax: +1 212 436 5000
www.deloitte.com

## INDEPENDENT AUDITORS' REPORT

To the Management Committee and Member of
Lazard Frères & Co. LLC:

We have audited the following consolidated statement of financial condition of Lazard Frères & Co. LLC and subsidiaries (the "Company") as of December 31, 2003, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This consolidated statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this consolidated financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such consolidated statement of financial condition present fairly, in all material respects, the financial position of Lazard Frères & Co. LLC and subsidiaries at December 31, 2003, in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP
February 26, 2004

## LAZARD FRÈRES & CO. LLC

### CONSOLIDATED STATEMENT OF FINANCIAL CONDITION
### DECEMBER 31, 2003
### (In Thousands)

| ASSETS | | LIABILITIES AND MEMBER'S EQUITY | |
|---|---|---|---|
| CASH | $ 76,841 | BANK LOANS | $ 6,281 |
| CASH AND SECURITIES SEGREGATED FOR REGULATORY PURPOSES | 71,045 | | |
| SECURITIES OWNED | | SECURITIES SOLD BUT NOT YET PURCHASED | |
| At market value: | | At market value: | |
| Corporate | 80,520 | Corporate | 81,959 |
| U.S. Government and agency securities pledged as collateral | 38,755 | U.S. Government and agency securities | 20,575 |
| Equities | 5,024 | Equities | 8,083 |
| Total | 124,299 | Total | 110,617 |
| SECURITIES PURCHASED UNDER AGREEMENTS TO RESELL | 40,892 | SECURITIES SOLD UNDER AGREEMENTS TO REPURCHASE | 72,171 |
| SECURITIES BORROWED | 891,976 | SECURITIES LOANED | 616,706 |
| | | PAYABLE TO AFFILIATE | 156,726 |
| RECEIVABLE FROM CUSTOMERS | 27,139 | PAYABLE TO CUSTOMERS | 67,813 |
| RECEIVABLE FROM BROKERS AND DEALERS | 25,197 | PAYABLE TO BROKERS AND DEALERS | 4,391 |
| NET RECEIVABLE FROM SECURITIES TRANSACTIONS FOR WHICH SETTLEMENT HAS NOT ARRIVED | 49,516 | | |
| LONG-TERM INVESTMENTS—At fair value | 106,693 | OTHER LIABILITIES | 248,666 |
| FURNITURE, EQUIPMENT AND LEASEHOLD IMPROVEMENTS (less accumulated depreciation and amortization of $52,618) | 12,934 | MINORITY INTEREST | 102,233 |
| OTHER ASSETS | 272,751 | MEMBER'S EQUITY | 313,679 |
| TOTAL ASSETS | $ 1,699,283 | TOTAL LIABILITIES AND MEMBER'S EQUITY | $ 1,699,283 |

See notes to consolidated statement of financial condition.

## (Dollars In Thousands)

### 1. ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES

The consolidated statement of financial condition of Lazard Frères & Co. LLC and subsidiaries (the "Company"), a wholly-owned subsidiary of Lazard LLC (the "Member"), include the accounts of Lazard Frères & Co. LLC ("LF&Co. LLC"), as well as its wholly-owned non-guaranteed subsidiary, Lazard Frères & Co. Limited and it's newly formed non-guaranteed subsidiaries, Lazard Asset Management LLC and subsidiaries (collectively "LAM LLC"), and LFNY Funding LLC ("LFNY Funding"). All material intercompany transactions and balances have been eliminated in consolidation.

In January 2003, the Company contributed the net assets of its asset management business to form LAM LLC. In addition, certain members of Lazard LLC who provide services to and for the benefit of LAM LLC contributed capital and ceased to be members of Lazard LLC. The capital interests of those members are included in minority interest in the consolidated statements of financial condition.

In 2003, the Company formed LFNY Funding in connection with a strategic alliance established between Lazard LLC and Banca Intesa S.p.A. ("Intesa"). Intesa is the leading bank in Italy based on bank deposits and customer loans.

Services provided by the Company include:

Investment Banking Activities
Capital Markets Activities
Investment Management
Alternative Investing

The accounting policies of the Company conform to accounting principles generally accepted in the United States of America which include industry practices.

At December 31, 2003, approximately $311,779 of assets and $306,820 of liabilities were attributable to subsidiaries which were not consolidated for purposes of LF&Co. LLC's unaudited FOCUS filing at December 31, 2003.

***Use of Estimates***—The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America and industry practices requires management to make estimates and assumptions regarding certain trading inventory valuations, compensation liabilities and other matters that affect the reported amounts of assets and liabilities at the date of the consolidated statement of financial condition. Actual results could differ materially from those estimates.

***Cash and Securities Segregated For Regulatory Purposes***—At December 31, 2003, cash and securities with a market value of $35,971 of which $17,992 were obtained through securities purchased under agreements to resell, were deposited in a special reserve account for the exclusive benefit of customers pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934. The remaining balance of $35,074 relates to restricted cash deposits made by LAM LLC to satisfy the requirements of various non – U.S. regulatory authorities.

***Securities Owned and Securities Sold But Not Yet Purchased***—Securities owned and securities sold but not yet purchased are stated at quoted market values with realized and unrealized trading and investment gains and losses reflected in trading gains and losses. Securities transactions and the related revenues and expenses are recorded on a trade date basis.

***Securities Purchased Under Agreements to Resell and Securities Sold Under Agreements to Repurchase***—Securities purchased under agreements to resell and securities sold under agreements to repurchase are treated as collateralized financing transactions. The agreements provide that the transferor will receive substantially the same securities in return at the maturity of the agreement and the transferor will obtain from the transferee sufficient cash or collateral to purchase such securities during the term of the agreement. These securities are carried at the amounts at which they will be subsequently resold or repurchased plus accrued interest. The Company's policy is to take possession of securities purchased under agreements to resell. As these transactions are short-term in nature, their carrying amounts are a reasonable estimate of fair value.

Securities sold under agreements to repurchase and securities purchased under agreements to resell with the same counterparty are reported net by counterparty when permitted.

***Securities Borrowed and Securities Loaned***— Securities borrowed and securities loaned are recorded based upon the amount of cash collateral advanced or received. Securities borrowed transactions facilitate the settlement process and require the Company to deposit cash or other collateral with the lender. With respect to securities loaned, the Company receives collateral in the form of cash or other collateral. The amount of collateral required to be deposited for securities borrowed, or received for securities loaned, is an amount generally in excess of the market value of the applicable securities borrowed or loaned. The Company monitors the market value of securities borrowed and loaned, with additional collateral obtained, or excess collateral recalled, when deemed appropriate.

***Collateral***—The Company accepts and pledges collateral in secured financing and securities borrowing and lending transactions. Agreements covering these transactions may permit the secured party to sell or repledge the collateral. The Company monitors the risk of loss by assessing the market value of the collateral accepted or pledged as compared with the related receivable, payable or other collateral exchanged and requests additional collateral where deemed appropriate.

Collateral accepted under reverse repurchase agreements, securities lending agreements and margin loans is used to cover short positions, to enter into secured financing transactions and to satisfy reserve requirements under SEC Rule 15c3-3. At December 31, 2003, the market value of collateral accepted under reverse repurchase agreements, in securities borrow transactions and for customer margin loans was $985,669 of which $688,877 was sold or repledged.

***Receivable from and Payable to Customers***—Customer securities transactions are recorded on a settlement date basis with the related commissions recorded on a trade date basis. Receivable from and payable to customers include amounts due on cash and margin transactions. These receivables and payables are short-term in nature, and accordingly, their carrying amount is a reasonable estimate of fair value.

***Receivable from and Payable to Brokers and Dealers***—Receivable from brokers and dealers primarily consist of securities failed to deliver. Payable to brokers and dealers primarily consist of securities failed to receive. Receivable from and payable to brokers and dealers are short-term in nature, and accordingly, their carrying amount is a reasonable estimate of fair value.

*Net Receivable from Securities Transactions for Which Settlement Has Not Arrived*—In the normal course of business, the Company enters into proprietary securities transactions. Amounts for securities transactions that have not yet settled have been included in the Consolidated Statement of Financial Condition.

*Long-Term Investments*—Long-term investments are carried at fair value on the Consolidated Statement of Financial Condition. Where applicable, fair value is determined by quoted market values where an investment is publicly traded. However, substantially all of long-term investments are not publicly traded and are valued based upon management's best estimate. Because of the inherent uncertainty in the valuation of investments that are not readily marketable, estimated values may differ significantly from the values that would have been reported had a ready market for such investments existed.

*Furniture, Equipment and Leasehold Improvements*—Furniture, equipment and leasehold improvements are stated at cost less accumulated depreciation and amortization. Depreciation of furniture and equipment is determined using estimated useful lives of five years. Leasehold improvements are amortized over the lesser of the economic useful life of the improvement or the term of the lease.

*Other Liabilities*—Other liabilities primarily include compensation and benefits related accruals.

*Minority Interest*— On January 10, 2003, the Company formed LAM LLC through a contribution of assets and liabilities totaling $84,716 and $57,233, respectively. Simultaneously, LAM LLC purchased the investments in subsidiaries of Lazard Asset Management Holdings Limited at a book value of $26,685 from Lazard & Co., Limited, a UK affiliate.

Minority Interest includes contractual performance-based compensation, discretionary payments, and contributed capital due to the members of LAM LLC and minority interest in various general partnerships. These items are recorded on the Consolidated Statement of Financial Condition.

*Currency Translation*—Assets and liabilities of foreign subsidiaries are translated at year-end currency exchange rates. Adjustments that result from translating foreign currency financial statements, net of related tax effects, are reported in Member's equity on the Consolidated Statement of Financial Condition.

*Income Taxes*—Federal income taxes are not provided for by the Company as such taxes are the obligation of the Member. The Company has provided for the New York City Unincorporated Business Tax of the Member.

*Investment Banking and Advisory Services*—Investment banking fees are recorded when billed, which is generally the date the related transactions are consummated. Management and investment advisory fees are recorded on an accrual basis, based on a percentage of client assets managed. Receivables relating to such activities are reported in other assets on the Consolidated Statement of Financial Condition.

## 2. RECENTLY ISSUED ACCOUNTING STANDARDS

In December, 2003, the Financial Accounting Standards Board ("FASB") issued FIN 46R, *Consolidation of Certain Variable Interest Entities- an interpretation of ARB No. 51.* which further clarifies FIN 46 issued on January 17, 2003. FIN 46R clarifies when an entity should consolidate another entity known as a Variable Interest Entity (VIE), more commonly referred to as special purpose

entity or SPE. A VIE is an entity in which equity investors do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties, and may include many types of SPE's. FIN 46R requires that an entity shall consolidate a VIE if that entity has a variable interest that will absorb a majority of the VIE's expected losses if they occur, receive a majority of the VIE's expected residual returns if they occur, or both. FIN 46R does not apply to certain qualifying SPEs (QSPEs), the accounting for which is governed by SFAS No. 140. *Accounting for Transfers and Servicing of Financing Assets and Extinguishments of Liabilities.* FIN 46R is effective for newly created VIEs beginning January 1, 2004 and for existing VIEs as of the first annual period beginning after December 15, 2004.

On January 1, 2004, the Company will adopt FIN 46R for VIEs created after December 31, 2003 and for VIEs in which the Company obtains an interest after December 31, 2003. The Company will adopt FIN 46R on December 31, 2005 for VIEs in which it holds a variable interest that it acquired before December 31, 2003. The Company is currently evaluating the impact of the provisions of FIN 46R on its consolidated financial statements. The Company is involved with various entities in normal course of business that may be deemed to be VIEs and may hold interests therein, that may be considered variable interests. Transactions associated with these entities primarily include investment management, real estate and private equity investments. The Company currently consolidates entities in which it has a controlling financial interest in accordance with accounting principles generally accepted in the U.S. Those VIE's for which the Company is the primary beneficiary will be consolidated on December 31, 2005 in accordance with FIN 46R.

Lazard Alternative Investing services consist of making private equity, venture capital and real estate investments on behalf of customers. At December 31, 2003, in connection with its Alternative Investing business, the net assets of entities for which the Company's interest is either significant or for which the Company could be deemed to be the primary beneficiary of the entity was approximately $148,398. The Company's variable interests associated with these entities, primarily carried interests and management fees, was approximately $24,449 which represents the maximum exposure to loss, only if total assets declined 100% at December 31, 2003. The Company holds variable interests in certain other VIEs through its Alternative Investing business for which the Company is not the primary beneficiary.

In connection with it's Capital Markets activities, the Company could be deemed to be the primary beneficiary of an entity with assets of $ 3,600 and liabilities of $15,800. The Company's variable interests associated with this entity, primarily Paid-In-Kind (PIK) notes, were approximately $15,800 at December 31, 2003. As the note holders have sole recourse only to the underlying assets, the Company has no exposure to loss at December 31, 2003.

In connection with its Asset Management business, the Company is the asset manager for various hedge funds, where the aggregate net assets of potential VIEs at December 31, 2003 was approximately $8,222. The Company's maximum exposure to loss at December 31, 2003 was $7,019.

In December 2003 "FASB" revised Statement 132 "Employers' Disclosure about Pensions and Other Postretirement Benefits". The Statement revises employers' disclosures about pension plans and other postretirement benefit plans. It requires additional disclosures to those in the original Statement 132 about assets, obligations, cashflows and net periodic benefit costs of defined pension plans and other defined benefit postretirement plans. The disclosure requirement of this Statement becomes effective for fiscal years ending after June 15, 2004. The Company plans to adopt FASB revised Statement 132 effective December 31, 2004.

## 3. RECEIVABLE FROM AND PAYABLE TO BROKERS AND DEALERS

At December 31, 2003, amounts receivable from and payable to brokers and dealers included:

| | |
|---|---|
| Receivable: | |
| Securities failed to deliver | $ 23,261 |
| Brokers, dealers and clearing organizations | 1,936 |
| | $ 25,197 |
| Payable: | |
| Securities failed to receive | $ 3,732 |
| Brokers, dealers and clearing organizations | 659 |
| | $ 4,391 |

## 4. MEMBER'S EQUITY

In previous years it was the Company's policy, on dates when the consolidated statement of financial condition was issued, to transfer to the Member's account amounts in excess of $125,000. Such amounts were transferred back to Member's Equity on the following business day. The Company no longer transfers such excess amount, as permitted by the operating agreement.

## 5. RELATED PARTY TRANSACTIONS

In the normal course of business the Company transacts business with or provides services for certain other affiliates and subsidiaries of the Member. In addition, the Company maintains investments in various affiliated entities. Pursuant to agreements with certain of these entities, the Company may make additional capital contributions at the request of the respective entity. A description of material related party transactions included in the Consolidated Statement of Financial Condition of the Company as of December 31, 2003 is set forth below.

***Investment Banking Fees***—The Company, in the normal course of business, will periodically share investment banking fees with other Lazard affiliates who have jointly performed services relative to the completion of certain transactions.

***Executive Management Service Charge ("EMSC")***—The Company, through an agreement with an affiliate, Lazard Strategic Coordination Company ("LSCC"), is allocated a portion of the costs associated with the management, administration and operations of the consolidated Lazard LLC group. Such costs are allocated based on the relative percentage of revenues of each affiliate.

***Intercompany loans***—The Company, through LFNY Funding, has extended a loan of $7,565 (€6,000) to another affiliate, Lazard & Co. Gmbh. Such loan matures on June 30, 2004 and accrues interest at 5% per annum. Repayment may be accelerated provided that the prepayment sum is not less than €250. The balance of the loan is included in other assets on the Consolidated Statement of Financial Condition.

Included in other liabilities is an inter-company loan between LAM LLC and Lazard Funding, LLC, ("the Lender") a subsidiary of the Member. Such loan, in the amount of $10,000 is payable on demand within 30 days of the Lender providing notice to LAM LLC, or, if such demand is not made, on the April 16, 2008. Subject to certain conditions the term of the loan may be extended. Interest is paid semi-annually at the rate of 3.25% per annum. LAM LLC may make prepayments, in whole or in part, without premium or penalty providing not less than 5 business days notice is given to the Lender.

***Payable to Affiliate***—In 2003, as part of a series of transactions, the Member and Banca Intesa S.p.A. ("Intesa") entered into a strategic alliance wherein, among other things, Intesa became a 40% partner in Lazard LLC's Italian business (the "Joint Venture"), with the Member retaining the remaining 60% partnership interest. In connection therewith, Intesa made a capital contribution in the Joint Venture and purchased a subordinated note issued by the Joint Venture. Pursuant to a Senior Credit Agreement (the "Credit Agreement") entered into between the Joint Venture and LFNY Funding in June, 2003, substantially all of the proceeds of such investments made by Intesa in the Joint Venture were then loaned (the "Loan") to LFNY Funding.

At December 31, 2003 the Loan, which is currently denominated in part in Euros and in part in U.S. dollars, has a U.S. dollar equivalent outstanding amount of $156,726. The Loan bears interest, payable annually, at a rate of 4.5% per annum, and has a maturity date in June, 2033. Subject to certain conditions, the maturity date can be extended for up to three additional five-year periods. The Loan can be prepaid, without penalty or premium. The Credit Agreement also provides that LFNY Funding may borrow, repay and re-borrow amounts as provided therein.

## 6. COMMITMENTS AND CONTINGENCIES

The Company leases office space under noncancelable lease agreements which expire on various dates through March 18, 2013. Occupancy lease agreements, in addition to base rentals, generally are subject to escalation based on certain costs incurred by the landlord. The Company subleases office space under agreements which expire on various dates through March 2013. Minimum rental commitments, excluding sublease income, under noncancelable leases are as follows:

| December 31 | Minimum Rental Commitments |
|---|---|
| 2004 | 21,365 |
| 2005 | 21,204 |
| 2006 | 21,085 |
| 2007 | 21,136 |
| Thereafter | 126,981 |
| Total | $211,771 |

Effective January 1, 2003, the Company adopted Financial Interpretation No. ("FIN") 45, *Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others- an Interpretation of FSB Statements No. 5, 57, and 107 and Rescission of FASB Interpretation No. 34.* FIN 45 requires certain disclosures to be made by a guarantor about its obligations under certain guarantees issued. It also requires a guarantor to recognize, at the inception of a guarantee, a liability for the fair value of the obligation undertaken in issuing the guarantee.

***Guarantees***—At December 31, 2003, the Company had guaranteed compensation arrangements with advisors aggregating $2,171 through 2004. In addition, the Company has agreements relating to future compensation to certain employees for significant amounts through 2006. Such agreements are cancelable under certain circumstances.

The Company has various other contractual commitments arising in connection with its Alternative Investing activities.

*Legal*—The Company is a defendant in several legal actions. In the opinion of management, after consultation with legal counsel, the ultimate outcome of these matters would not have a material adverse effect on the financial position of the Company as set forth in the Consolidated Statement of Financial Condition.

## 7. BANK LOANS

Included in bank loans are overdrafts of approximately $3,214 and a nonrecourse senior secured term loan of $3,067. The nonrecourse senior secured term loan is collateralized solely by certain fixed assets and leasehold improvements. Pursuant to Securities and Exchange Commission regulations and approval from the New York Stock Exchange, Inc., such loan reduces the amount of fixed assets and leasehold improvements which would otherwise be considered nonallowable assets in the determination of regulatory net capital. Such loan is being repaid in equal annual installments through March 31, 2007. The interest is payable quarterly at 8.59%. Repayment may be accelerated under certain conditions. The carrying amount of this loan exceeds the estimated fair value.

## 8. EMPLOYEE BENEFIT PLANS

The Company has two noncontributory defined benefit pension plans, The Employees' Pension Plan ("EPP") which provides benefits to substantially all employees based on certain averages of compensation, as defined, and The Employees' Pension Plan Supplement ("EPPS") which provides benefits to certain employees whose compensation exceeds a certain threshold. It is the Company's policy to fund EPP to meet the minimum funding standard as prescribed by the Employee Retirement Income Security Act of 1974 ("ERISA"). At December 31, 2003, the pension plan assets were invested in a portfolio consisting primarily of equity and fixed-income mutual fund investments managed by the Company. EPPS is a nonqualified supplemental plan and was unfunded at December 31, 2003. The Company utilizes the "projected unit credit" actuarial method for financial reporting purposes.

The Company has a non-funded contributory postretirement medical plan (the "Medical Plan") covering substantially all employees. The Medical Plan pays stated percentages of most necessary medical expenses incurred by retirees, after subtracting payments by Medicare or other providers and after a stated deductible has been met. Participants become eligible for the benefits if they retire from the Company after reaching age 62 and completing 10 years of service.

The following table summarizes the benefit obligations, the fair value of the assets and the funded status at December 31, 2003:

| | Employee Pension Plan | Employee Pension Plan Supplement | Postretirement Benefits |
|---|---|---|---|
| Benefit obligation at December 31, 2003 | $ 35,199 | $ 2,286 | $ 16,279 |
| Fair value of plan assets at December 31, 2003 | 31,178 | | |
| Funded status | (4,021) | (2,286) | (16,279) |
| Unrecognized net (asset) obligation | (103) | | |
| Unrecognized net prior service cost | 3,505 | 712 | |
| Unrecognized net actuarial gain/(loss) | 12,071 | (423) | 2,932 |
| Prepaid (accrued) benefit cost recognized in the consolidated statement of financial condition | $ 11,452 | $ (1,997) | $ (13,347) |
| Weighted-average assumptions at December 31, 2003: | | | |
| Discount rate | 6.25 % | 6.25 % | 6.25 % |
| Expected return on plan assets | 8.00 % | N/A | N/A |
| Rate of compensation increase | 5.50 % | 5.50 % | N/A |

For measurement purposes, a 9.0% annual rate of increase in the per capita cost of covered health care benefits was assumed for the computation of the December 31, 2003 benefit obligation. The rate was assumed to decrease gradually to 6% through 2006 and remain at that level thereafter.

The Company sponsors a defined contribution plan which covers substantially all of its employees. The Company does not match employee contributions to the plan. The Company also sponsors a profit sharing plan which covers eligible Managing Directors of the Company. The Company makes contributions to the plan from funds that would have otherwise been distributable profits. As such, contributions to the Profit Sharing Plan are included in capital withdrawals.

Employees of Lazard Asset Management, Limited are covered by a defined benefit pension plan of Lazard & Co., Holdings Limited, a UK affiliate.

The Company has an incentive compensation plan (the "Plan") pursuant to which amounts are invested in a Company sponsored investment vehicle for certain key employees. The Company records expenses for the Plan on the dates on which capital calls from such vehicle are funded. At December 31, 2003, the Company had remaining commitments of $7,242 under this plan.

## 9. NET CAPITAL REQUIREMENTS

As a registered broker-dealer, the Company is subject to the net capital requirements of Rule 15c3-1 under the Securities Exchange Act of 1934. Under the alternative method permitted by this rule, the minimum required net capital, as defined, shall be 2% of aggregate debit items arising from customer transactions or $1,500, whichever is greater. At December 31, 2003, the company's regulatory net capital of $146,761 was 315% of aggregate debit items, and its regulatory net capital in excess of the minimum was $145,261.

## 10. SUBORDINATED LOANS

The Company can borrow up to $150,000 of subordinated debt under a Revolving Credit Agreement, which, based on approval by the Company's regulators, qualifies as additional net capital. The interest rate on such borrowings is based upon the prevailing market rate on the dates issued. There were no borrowings outstanding under this agreement at December 31, 2003.

## 11. INSTRUMENTS WITH OFF-BALANCE SHEET RISK, MARKET RISK, AND CONCENTRATIONS OF CREDIT RISK

In the normal course of business, the Company enters into various debt and equity transactions as principal or agent. The execution, settlement and financing of these transactions may result in off-balance sheet risk, market risk or concentrations of credit risk.

The Company may be exposed to a risk of loss not reflected in the consolidated statement of financial condition for securities sold but not yet purchased should the value of such securities rise and the Company be forced to purchase those securities.

***Market risk*** is the potential that a security's value could change by fluctuations in interest, credit spreads, or equity price risk. The level of market risk is influenced by the volatility and the liquidity in the markets in which financial instruments are traded. The following describes the types of market risk faced by the Company:

***Interest rate risk*** arises from the possibility that changes in interest rates will affect the value of the Company's securities owned and securities sold but not yet purchased. The Company uses U.S. Treasury securities to manage interest rate risk.

***Credit spread risk*** arises from the possibility that changes in credit spreads will affect the value of financial instruments. Credit spreads represent the credit risk premiums required by market participants for a given credit quality. The Company actively manages the credit spread risk by closely reviewing positions on a daily basis.

***Credit risk*** is the risk of loss if an issuer or counterparty fails to perform its obligations under contractual terms ("default risk"). Credit risk arising from changes in credit spreads was previously discussed above. For transactions in which the Company extends credit to others, the Company seeks to control the risks associated with these activities by requiring the counterparty to maintain margin collateral in compliance with various regulatory and internal guidelines. Counterparties include customers, who are generally institutional investors, and brokers and dealers that are members of major U.S. exchanges. The Company monitors required margin levels daily and, pursuant to such guidelines, requests counterparties to deposit additional collateral, or reduce securities positions when necessary.

It is the Company's policy to take possession of securities purchased under agreements to resell. The Company monitors the market value of the assets acquired to ensure their adequacy as compared to the amount at which the securities will be subsequently resold, as specified in the respective agreements. The agreements provide that, where appropriate, the Company may require the delivery of additional collateral. At December 31, 2003, the market value of these assets was $57,850. In connection with securities sold under agreements to repurchase, the Company monitors the market value of assets delivered to ensure that the collateral value is not excessive as compared to the amount at which securities will be subsequently repurchased.

At December 31, 2003, the Company's most significant concentration of credit risk was with the U.S. Government and its agencies. This concentration consists of both direct and indirect exposures. Direct exposure, which primarily results from securities owned issued by the U.S. Government and its agencies. The Company's indirect exposure results from maintaining U.S. Government and agencies securities as collateral for resale agreements and securities borrowed transactions. The Company's direct exposure on these transactions is with the counterparty; thus the Company has credit exposure to the U.S. Government and its agencies only in the event of the counterparty's default.

* * * * * *

Deloitte.

Deloitte & Touche LLP
Two World Financial Center
New York, NY 10281-1414
USA

Tel: +1 212 436 2000
Fax: +1 212 436 5000
www.deloitte.com

February 26, 2004

Lazard Frères & Co. LLC
30 Rockefeller Center
New York, NY 10020

In planning and performing our audit of the consolidated financial statements of Lazard Frères & Co. LLC and subsidiaries (the "Company") for the year ended December 31, 2003 (on which we issued our report dated February 26, 2004), we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing an opinion on the consolidated financial statements and not to provide assurance on the Company's internal control.

Also, as required by Rule 17a-5(g)(1) under the Securities Exchange Act of 1934, we have made a study of the practices and procedures followed by the Company (including tests of compliance with such practices and procedures) that we considered relevant to the objectives stated in Rule 17a-5(g): (1) in making the periodic computations of aggregate debits and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e); (2) in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13; (3) in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System; and (4) in obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control and of the practices and procedures, and to assess whether those practices and procedures can be expected to achieve the Securities and Exchange Commission's (the "Commission") above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized acquisition, use, or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, misstatements due to error or fraud may occur and not be detected. Also, projections of any evaluation of the internal control or of such practices and procedures to future periods are subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with the practices or procedures may deteriorate.

Our consideration of the Company's internal control would not necessarily disclose all matters in the Company's internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the consolidated financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the Company's internal control and its operation, including control activities for safeguarding securities, which we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2003 to meet the Commission's objectives.

This report is intended solely for the information and use of the management committee, the member, management, the Securities and Exchange Commission, the New York Stock Exchange, Inc. and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

Deloitte + Touche LLP